UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

Brightcove, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
116 Radio Circle

Mount Kisco, NY 10549
(914) 239-3117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1,2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1( e), 240.13d -l(f) or 240.13d -l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	10921T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,587,864
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,587,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,587,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) IA,00

SCHEDULE 13D

CUSIP No.	10921T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,587,864
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,587,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,587,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 19, 2019 (the "Original Schedule 13D") and Amendment No 1 to the Original Schedule 13 D filed with the SEC on December 27, 2017 ("Amendment No. 1"), Amendment No 2 to the Original Schedule 13 D filed with the SEC on February 26, 2018 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13 D filed with the SEC on May 4, 2020 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13 D filed with the SEC on April 30, 2021 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13 D filed with the SEC on August 2, 2021 ("Amendment No. 5") and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the ("Schedule 13D"), with respect to the Common Stock, par value $0.001 (the "Common Stock") of Brightcove, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 3, 4, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 4,587,864 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $40,761,798. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4. Purpose of Transaction

On November 1, 2021, the Reporting Persons sent a letter to the Board of Directors of the Issuer. The entirety of the letter, a copy of which is attached as Exhibit 1, is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof , (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 4,587,864 shares of Common Stock, constituting 11.17% of the shares of Common Stock, based upon 41,090,876 shares of Common Stock outstanding as of October 21, 2021, based on the information set forth in the Quarterly Report on form 10-Q filed by the Issuer on October 27, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 4,587,864 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 4,587,864 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held  by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 2,000 put option contracts expiring in December 2021. These put option contracts provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2021
Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

November 1, 2021

Deborah Besemer

Chairperson of the Board

Brightcove, Inc.

290 Congress St., 3rd Floor
Boston, MA 02210

Dear Deb:

As you know, our firm, Edenbrook Capital, LLC, is the largest shareholder of Brightcove, Inc., with ownership of approximately 11.2%. We have been patient, supportive shareholders for nearly nine years, and in that time, we have enjoyed a collaborative, productive relationship with company management and the board. When issues have arisen, we have discussed them and we believe we have made substantive collective progress over time on matters including strategy, metrics, compensation and communication. But following last week's earnings release and announced management transition, we believe it is in the best interests of all shareholders if we share our views formally.

We continue to believe that Brightcove has industry-leading technology, a world-class customer base and the ability to generate significant value for shareholders. In fact, much of that value already exists today, but company-specific execution issues have obscured that value. Since its IPO in 2012 until 2021, Brightcove was the only public company in its industry, making valuation and performance comparisons difficult. This year, however, two other comparable companies that also deliver video services through a software-as-a-service model came public, and the differences are stark. As of this writing, based on closing prices on October 29, according to data from FactSet, Kaltura, Inc. is trading at an enterprise value (EV) of approximately 9.0 times 2021 estimated revenue, while Vimeo, Inc. is trading at approximately 13.3 times this same metric (as both comparable companies lack bottom-line profitability, this metric of enterprise value to revenue provides the cleanest direct comparison). Brightcove, meanwhile, trades at less than 2.0 times EV to 2021 estimated revenue, a paltry valuation given that: 1) while Vimeo is larger in total revenue, that revenue has a much larger concentration of smaller users, while Brightcove has predominantly an enterprise customer base, and BCOV's enterprise business is larger than Vimeo's based on most recently reported numbers; 2) despite Brightcove having revenue greater than Kaltura through the last 12 months, higher gross margins and profitability, as opposed to the loss-making Kaltura, the market has given Kaltura an enterprise value over 3.5x the size of Brightcove's.

Given these valuation discrepancies, consider the following (all based on October 29, 2021 closing prices):

a) Brightcove reports as one segment, but really has two distinct end-markets: enterprise and media. Given the strength of enterprise and recent retention issues in media, we believe that the split of the two is slightly larger than 50% for enterprise, though for simplicity, we'll say they're equally sized, with estimated revenue of $210 million in total for 2021, or $105 million for each unit.

b) The average EV/2021 revenue multiple of Vimeo and Kaltura is 11.13. Applying that multiple to just the estimated $105 million of enterprise revenue yields a value of approximately $1.169 billion for the enterprise business, as compared to less than $400 million that the market is currently ascribing to the entirety of Brightcove, based on its market capitalization less its cash (there is no debt).

c) We believe the media issues are not only fixable, but are being fixed; nonetheless, let's say that division is only worthy of 1/3 of Kaltura's multiple, the lower of the two comparable companies. Applying that 3x multiple to the estimated $105 million of media revenue yields a value of approximately $315 million for the media business.

d) The most recent Brightcove balance sheet, as of September 30, 2021, and reported on October 27, 2021, showed $45.3 million in cash and no debt.

e) Adding these pieces (b, c and d) together yields a value of $1.528 billion, or approximately $36.37 per share, using approximately 42 million shares. That value is more than 3.7 times the average closing price for Brightcove since last Wednesday's earning release.

f) We did the same analysis for multiples of gross profit, which we think better represents the book of business, or the value that each company is delivering to its customers. Here the multiples of EV to 2021 estimated gross profit are similarly stark: approximately 3x for Brightcove, 14.8x for Kaltura and 18.3x for Vimeo. Applying the same methodology as above for items b, c and d based on gross profit yields a value of $36.10 per share, similar to that achieved based on the revenue calculation.

g) Reasonable people may pick and choose different levels for the multiples, or perhaps apply

Kaltura's multiple to all of Brightcove, given the similar end-markets in media and enterprise, which would yield a substantially higher valuation for Brightcove, but one thing is clear: the public market is not ascribing a reasonable valuation to Brightcove and its private market value is multiples of where the company currently trades.

Some may point to the faster growth rates of Vimeo and Kaltura as reasons for their higher multiples. We'll come back to the growth shortly, but one thing is clear: the market is no longer applying fundamental valuation metrics to Brightcove. As evidence, in last Wednesday's third quarter earnings report, Brightcove lowered its revenue guidance by approximately $2 million for the year, or less than a 1% decline. Prior to the report, Brightcove was trading at just over 2x EV to estimated 2021 revenue, so a drop of $2 million should have led to a drop of just over $4 million in value, all else equal, or about $0.10 per share. Instead, the stock dropped $2.46 per share, or 21%, losing over $100 million in market capitalization on a $2 million revenue cut. That sharp drop on an already depressed valuation suggests that investors have simply capitulated, having seen too many stops and starts and turnarounds in the past several years under this management team. In fact, the quarterly earnings reports released in April, July and October were met by next day sell-offs of 20%, 14% and 21%, respectively. After good progress last year, the stock is now off over 46% this year through Friday, and off 60% from its closing high in mid-February.

We believe that CEO Jeff Ray and his team have made significant progress in multiple areas, including improving gross and operating margins, product development and further build out of the enterprise strategy. But consistent growth has been elusive and below potential. Despite multiple public claims on numerous earnings calls and conference presentations of the pursuit of "breakout growth" since April 2018 when the new administration began, and the identification of multiple end markets that were growing at "18-22%," the average revenue growth by quarter under this team has been under 10%. On numerous occasions, Jeff has declared 10% growth to be "unacceptable." That figure has been surpassed in under half of the quarters during these past three and a half years, despite the cited target growth of end markets and the much faster growth of competitors.

Brightcove has a well-earned reputation for the security, stability and scale capabilities of its underlying technology, and the expanding gross margins in recent years are indicative of the value being delivered to customers. But sales execution against a strong secular backdrop has been poor. Since April 2018, the company has had multiple sales force reorganizations, sales leadership changes, different go-to-market strategies, different compensation strategies, and various consultant-led strategic shifts on the sales and marketing fronts. There have been pockets of strength, with some strong quarters, and it finally seemed in late 2020 that things were moving in the right direction at the same time: accelerating revenue, improving profitability and strong cash generation. But the past three quarters have seen one leak spring just as another is patched, and the growth rate has deflated again. First it was retention issues in the media business. Then as that was being fixed, go-to-market issues developed in the Asia-Pacific region, with another multi-quarter fix announced last Wednesday on the earnings call. All the while, the company's products and the secular backdrop have improved. That points to execution as the problem.

Not that there hasn't been effort, and operating capital, spent on improving sales. In the recently reported third quarter, sales and marketing expense increased by nearly 25% year-over-year, while overall revenue only grew by 6.3% for the same period. Over the past 12 months, sales and marketing expense increased by 23%, while revenue only increased by 11%. Looked at through dollar terms, over the past two quarters, the company increased its sales and marketing expense by approximately $8.4 million year-over-year, while sales only increased by $6.6 million. This spend has not been efficient.

So what happens now? We've patiently supported management through these various fits and starts at igniting growth, given our view on the underlying value of the company being far in excess of what the market has recognized. But we are concerned about the possible implications of last week's management transition announcement, which called for Jeff to remain as CEO until the end of 2022, or until a successor is found prior to then. We believe that Jeff is highly motivated to improve sales execution, but given the multiple stalled efforts, it isn't obvious that he and his team will. And if they don't, when will someone new do so? When Jeff was named CEO in April 2018, it had taken the Board of Directors almost a year to find a new CEO, after which Jeff then put in a new senior leadership team and began the first of several market reviews, strategic and go-to-market plans, etc., before eventually also replacing most of that senior leadership team, who came with yet another set of new plans. The company and its shareholders cannot afford to wait that long again.

If this really were just a mid-single digit growth opportunity, there would be a case to make for significantly decreasing operating costs and improving cash generation. But this is a red-hot end market, as evidenced by its competitors' growth, and the company's offerings have regularly received awards for best-in-class performance and reliability. The use of video by enterprise customers is a long-term secular trend, as it is for the vast majority of the company's media customers. Given the potential growth and the strength of the company's offerings, we fear that the company and Board risk squandering this great opportunity by going through yet another round of management changes and new visions for the future that may take years to implement.

You have long described Brightcove's board as a "high functioning" one. This is the opportune time to demonstrate that. Above we detailed the staggering disconnect between the company's public market value and that ascribed to its competitors. Brightcove has very valuable assets, an enviable customer base and product portfolio, a strong and growing enterprise business, and a media business providing mission-critical offerings to a broad roster of customers. Management's execution has obscured the company's value, but you have the ability and the duty to close that valuation gap with competitors. And you should do so out of a position of strength, for Brightcove could immediately, and accretively, add considerable value to a different owner. The current team and Board have had more than enough time to maximize the value of the company's assets and market positioning. It has not been without effort, but it has been without sustained success. We call on you to correct this. If you believe a new leader, rather than a new owner, can close this gap, you should demonstrate a plan for such in the very near future. The opportunity is here. The time is now.

Kind regards,

Jonathan Brolin

Founder and Managing Partner

Schedule A

Date	Transaction Code	Shares	Price
9/15/2021	BY	9,150	11.3885
9/16/2021	BY	3,882	11.3461
9/17/2021	BY	6,290	11.3000
9/17/2021	BY	10,000	11.3386
9/17/2021	BY	12,500	11.3597
9/20/2021	BY	10,700	11.0006
9/20/2021	BY	2,500	10.9910
9/21/2021	BY	7,991	10.9950
9/21/2021	BY	9,300	11.0316
9/22/2021	BY	1,407	10.9846
10/4/2021	BY	10,471	11.2239
10/4/2021	BY	4,504	11.2000
10/4/2021	BY	15,000	11.2434
10/4/2021	BY	10,000	11.2357